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Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

October 2, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Reports Small Tear In New Leach Pads

This week mine staff of Timmins Gold spotted a 2m tear in the liner of the new leach pads at its San Francisco open pit, heap leach gold mine in Sonora, Mexico. The area adjacent to the tear had just been placed under leach and a small amount of the leach fluids flowed over the area of the tear. The Company immediately reported the incident to PROFEPA, the Mexican environmental agency, which has since inspected the area. The Company believes that the clay barrier built beneath the liner caught any fluids that flowed over the area of the tear. The Company is in the process of replacing the clay and fixing the tear and expects to shortly receive the approval of PROFEPA to resume irrigation in that area. While the Company temporarily ceased irrigation in that particular area, overall leach pad operations were not affected. The Company has provided full cooperation to PROFEPA in its review of the situation. The Company remains committed to protecting the environment and respecting the communities in which it operates.

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

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Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

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